SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 07 August, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director/PDMR Shareholding announcement made on 18 July, 2006
             2.  Transaction in Own Shares announcement made on 19 July, 2006
             3.  Holding(s) in Company announcement made on 28 July, 2006
             4.  Transaction in Own Shares announcement made on 29 July, 2006
             5.  Acquisition announcement made on 31 July, 2006
             6.  Transaction in Own Shares announcement made on 31 July, 2006
             7.  Transaction in Own Shares announcement made on 01 August, 2006
             8.  Transaction in Own Shares announcement made on 02 August, 2006
             9.  Director/PDMR Shareholding announcement made on 02 August, 2006
             10. Director/PDMR Shareholding announcement made on 02 August, 2006
             11. Director/PDMR Shareholding announcement made on 02 August, 2006
             12. Director/PDMR Shareholding announcement made on 02 August, 2006
             13. Director/PDMR Shareholding announcement made on 02 August, 2006
             14. Transaction in Own Shares announcement made on 02 August, 2006
             15. Director/PDMR Shareholding announcement made on 02 August, 2006

Enclosure No.1


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 7,671 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 7,671 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

140706 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

180706

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 18 JULY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7,671 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

18.07.06

END

Enclosure No.2


Wednesday 19 July 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 526,760 ordinary shares (converted to 52,676 American Depositary Shares) at prices of $32.53 and $37.58 per American Depositary Share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 309,608,589 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,328,402,587.



                                  --: ends :--

Enclosure No.3


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company


BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder number of shares


Bank of Ireland                          1,003,722

Bank of New York                           592,013

Barclays Bank PLC (Singapore)                3,700

BARCLAYS CAPITAL NOMINEES LIMITED      323,308,364

BARCLAYS CAPITAL NOMINEES LIMITED        4,440,170

BARCLAYS CAPITAL NOMINEES LIMITED           16,500

Barclays Capital Securities Ltd              2,000

Barclays Global Investors Canada           603,238

Barclays Trust Co & others                  41,125

BARCLAYS TRUST CO AS EXEC/ADM                  528

Barclays Trust Co DMC69                     83,788

Barclays Trust Co E99                        4,150

Barclays Trust Co R69                      174,250

BNP PARIBAS                                594,968

Chase Nominees - 16376                   4,057,629

Chase Nominees - 20947                  61,897,722

Chase Nominees - 21359                   3,206,919

Chase Nominess - 28270                   1,031,669

Chase Nominees - 28270                   2,702,893

CIBC Mellon Global Securities              465,588

Clydesdale Nominees HGB0125 - 00324190       1,725

Clydesdale Nominees HGB0125 - 00594414      28,085

Clydesdale Nominees HGB0125 - 00594775         730

Clydesdale Nominees HGB0125 - 00227401       1,252

Gerrard Nominees Limited                   337,445

Greig Middleton Nominees                 5,084,833

INVESTORS BANK AND TRUST CO.           121,294,201

JP Morgan (BGI Custody) - 16331          2,045,812

JP Morgan (BGI Custody) - 16338            504,571

JP Morgan (BGI Custody) - 16341          4,528,458

JP Morgan (BGI Custody) - 16341          2,408,169

JP Morgan (BGI Custody) - 16342          1,070,744

JP Morgan (BGI Custody) - 16344            797,532

JP Morgan (BGI Custody) - 16345          1,330,898

JP Morgan (BGI Custody) - 16400         63,687,243

JP Morgan (BGI Custody) - 17011            142,657

JP Morgan (BGI Custody) - 18409          6,405,021

JPMORGAN CHASE BANK                     21,985,576

Master Trust Bank                          261,173

Mellon Trust - US CUSTODIAN              1,036,863

Mellon Trust - US CUSTODIAN                333,475

MELLON TRUST OF NEW ENGLAND                622,460

Mitsubishi Trust International             175,285

Mitsui Asset                               137,179

NORTHERN TRUST BANK - BGI SEPA           1,572,854

NORTHERN TRUST BANK - BGI SEPA           1,304,475

NORTHERN TRUST BANK - BGI SEPA             335,882

R C Greig Nominees                      13,718,720

R C Greig Nominees AK1                   4,275,002

R C Greig Nominees BL1                   1,168,032

R C Greig Nominees CM1                     410,174

R C Greig Nominees GP1                   2,073,640

R C Greig Nominees SA1                     783,712

Reflex Nominees Limited                     10,893

Reflex Nominees Limited                      4,025

State Street                             1,196,430

State Street                                46,800

STATE STREET BANK AND TRUST                764,899

STATE STREET BOSTON                      4,309,997

STATE STREET TRUST OF CANADA             1,051,600

The Northern Trust Company                 753,029

Trust and Custody Services Bank             81,061

Trust and Custody Services Bank              4,975

ZEBAN NOMINEES LIMITED                     691,324

TOTAL HOLDING                          673,149,473



5) Number of shares/amount of stock acquired

Total holding of 673,149,473 shares

6) Percentage of issued class

8.08%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

27 July 2006

12) Total holding following this notification

Total holding of 673,149,473 shares

13) Total percentage holding of issued class following this notification

8.08%

14) Any additional information

This notification updates the previous notification dated 11 July 2006 and is a result of the increase in the total holding of Barclays plc from 623,126,239 to 673,149,473 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 28 July 2006

End

Enclosure No. 4


Friday 28 July 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 237.26 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 312,608,589 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,326,020,874.



                                   -: Ends :-

Enclosure No. 5


DC06-374                                                           July 31, 2006


                         BT ACQUIRES TELEXIS IN POLAND


BT and Fiat Group today announced that BT has acquired Telexis Polska, Fiat's Polish telecommunications line of business. Telexis provides services to both Fiat Group and external customers.

The transaction follows the acquisition of Fiat's Italian telecommunications subsidiary, Atlanet, which was completed in February 2006. It marks an important step in the delivery of BT's global contract worth EUR450 million over five years to supply telecommunications services to Fiat.

The Fiat Group has extensive operations in Poland, where it employs 9,000 people and manufactures its Fiat Panda and Cinquecento models. The implementation of the global telecommunications contract in Poland will now enable Fiat to focus further on its core activities, whilst benefiting from BT's expertise in networked IT services.

Olivier Campenon, BT EMEA president, said: "I am delighted to add Fiat Group to the growing list of major organisations we are servicing in Eastern Europe. The acquisition of Telexis in Poland is an important milestone in the delivery of the global contract with Fiat and validates BT's unique strategy that combines local and global networked IT capabilities. It enhances our investment and momentum in Poland, and further demonstrates our continuing success in winning global contracts with leading multi-national companies across the world."

The acquisition of Telexis from Fiat further strengthens BT's position in the Central and Eastern European market by consolidating the local relationship with Fiat, bringing key skills and over 100 customers. Many of these have supply chain relationships with Fiat.

Telexis achieved revenues of around EUR3 million for the year ending 31 December 2005 and the line of business employs 27 people. BT will pay cash consideration of approximately EUR1.2 million.

ENDS

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


For further information please contact:

Marek Zaleski, Weber Shandwick Poland: T: + 48 605601976or

Jessica Yudilevich, BT Newsroom: T: + 44 (0) 207 356 5375 or
                                 mob: + 44 7710 035 005

Enclosure No. 6


Monday 31 July 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 238.46 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 313,608,589 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,325,020,874.



                                   -: Ends :-

Enclosure No. 7


Wednesday 2 August 2006

                                  BT GROUP PLC


                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has yesterday purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 237.81 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 315,108,589 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,323,520,874.



                    -: Ends :-

Enclosure No. 8


Wednesday 2 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 417,054 ordinary shares at a maximum price of 199.50 pence per share and a minimum price of 178.54 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 314,691,535 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,323,937,928.


                                  --: ends :--

Enclosure No. 9



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Adjustment in technical interest of the above directors following the vesting of 2,976,843 shares to participants in the BT Group Deferred Bonus Plan and BT Group Retention Share Plan.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


Ilford Trustees (Jersey) Ltd


8 State the nature of the transaction

Adjustment in technical interest of the above directors following the vesting of 2,976,843 shares to participants in the BT Group Deferred Bonus Plan and BT Group Retention Share Plan.


9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.376232

14. Date and place of transaction

01.08.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A


16. Date issuer informed of transaction

02.08.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 2 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7671 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

02.08.06

END

Enclosure No. 10


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 19853.

Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

NOTIFICATION IN RESPECT OF VESTING OF AN AWARD OF 487,679 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

BEN VERWAAYEN

PERSONAL INTEREST: 487,679 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

200,349 SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.376232

14. Date and place of transaction

01.08.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BEN VERWAAYEN

a. 1,238,827 ORDINARY SHARES - PERSONAL HOLDING

b. 890,513 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c.915,957 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. OPTIONS OVER 3,656,458 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN



16. Date issuer informed of transaction

02.08.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 2 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7672 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

02.08.06

END

Enclosure No. 11


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

ANDY GREEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

NOTIFICATION IN RESPECT OF VESTING OF AN AWARD OF 88,001 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

ANDY GREEN

PERSONAL INTEREST: 88,001 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

36,153 SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.376232

14. Date and place of transaction

01.08.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


ANDY GREEN

a.204,600 ORDINARY SHARES - PERSONAL HOLDING

b.607,634 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 272,172 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. 323,862 ORDINARY SHARES UNDER THE BT GROUP RETENTION SHARE PLAN


e. AN OPTION OVER 5,712 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


f. OPTIONS OVER 1,539,320 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN



16. Date issuer informed of transaction

02.08.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 2 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7671 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

02.08.06

END

Enclosure No. 12


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

IAN LIVINGSTON


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED


8 State the nature of the transaction

NOTIFICATION IN RESPECT OF VESTING OF AN AWARD OF 96,918 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

96,918 SHARES UNDER THE DEFERRED BONUS PLAN


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

39,816 SHARES


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.376232


14. Date and place of transaction

01.08.06 - LONDON


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON


a. 371,020 ORDINARY SHARES - PERSONAL HOLDING

b. 639,438 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 274,017 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. 536,803 ORDINARY SHARES UNDER THE BT GROUP RETENTION SHARE PLAN


e. AN OPTION OVER 7,290 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 1,629,865 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN


16. Date issuer informed of transaction

01.08.06


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 2 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7671 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

02.08.06

END

Enclosure No. 13


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)


Name of person discharging managerial responsibilities/director

HANIF LALANI


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED


8 State the nature of the transaction

NOTIFICATION IN RESPECT OF VESTING OF AN AWARD OF 27,718 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


9. Number of shares, debentures or financial instruments relating to shares acquired

HANIF LALANI

PERSONAL INTEREST: 27,718 SHARES


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

11,388


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

GBP2.376232


14. Date and place of transaction

01.08.06 - LONDON


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

HANIF LALANI

a. 30,797 ORDINARY SHARES - PERSONAL HOLDING

b.433,009 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 163,803 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. OPTIONS OVER 14,340 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 649,851 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION PLAN



16. Date issuer informed of transaction

01.08.06


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 1 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7671 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

02.08.06

END

Enclosure No. 14


Wednesday 2 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 235.16 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 317,691,535 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,320,937,928.


                                   -: Ends :-

Enclosure No. 15


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

NOTIFICATION IN RESPECT OF VESTING OF AN AWARD OF 82,822 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

PAUL REYNOLDS

82,822 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

34,025 SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.376263

14. Date and place of transaction

01.08.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PAUL REYNOLDS

a. 146,954 ORDINARY SHARES - PERSONAL HOLDING

b.530,455 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 249,704 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. AN OPTION OVER 4,555 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 1,448,764 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN



16. Date issuer informed of transaction

01.08.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 2 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7671 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

02.08.06
END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date  07 August, 2006